EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Basilea Pharmaceutica International Ltd.	Switzerland
Basilea Medical Ltd.	United Kingdom
Basilea Pharmaceuticals Ltd.	United Kingdom
Basilea Pharmaceutica Deutschland GmbH	Germany
Basilea Pharma SAS*	France
Basilea Pharmaceuticals A/S*	Denmark
Basilea Pharmaceutica Italia S.r.l.	Italy
BPh Investitionen Ltd.	Switzerland
Basilea Pharmaceutica China Ltd.	China (Basilea indirectly holds 100% of Basilea Pharmaceutica China Ltd., through BPh Investitionen Ltd.)

*	Organizations are dormant entities.